Southern China Livestock, Inc.
88 Guihuayuan, Guanjingcheng
Yujiang, Yingtan City, Jiangxi Province
People’s Republic of China

August 15, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549
Attn: Ms. Lauren Nguyen, Attorney-Advisor

Re:	Southern China Livestock, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-167173

Dear Ms. Nguyen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Southern China Livestock, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-167173), together with all amendments and exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the sale of the securities included therein at this time. No securities were sold pursuant to the Registration Statement.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the Registration Statement or this letter.

Very truly yours,

Southern China Livestock, Inc.

/s/  Luping Pan
By: Luping Pan
Chief Executive Officer